UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X]     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 or

[   ]     Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from          to           .

Commission file number 1-5964

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IKON OFFICE SOLUTIONS, INC., P.O. Box 834, Valley Forge, PA 19482-0834

REQUIRED INFORMATION

a.	Financial Statements
1.	Audited Statements of Net Assets Available for Benefits - December 31, 2003 and 2002
2.	Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002
3.	Notes to Financial Statements
4.	Supplemental Schedules
(a)	Schedule of Assets (Held at End of Year)
(b)	Schedule of Reportable Transactions
b.	Exhibits
Exhibit 23(a) - Consent of Independent Registered Public Accounting Firm

IKON Office Solutions, Inc.
Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

IKON Office Solutions, Inc. Retirement Savings Plan
Index
December 31, 2003 and 2002

Page(s)

Report of Independent Registered Public Accounting Firm	5
Financial Statements
Statements of Net Assets Available for Benefits	6
Statements of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8-13
Supplemental Schedules *
Schedule I - Schedule of Assets (Held at End of Year)	14
Schedule II - Schedule of Reportable Transactions	15

*  Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
IKON Office Solutions, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended in conformity with the accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Pricewaterhousecoopers LLP
Philadelphia, Pennsylvania
June 18, 2004

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value	$573,789,475	$411,711,929
Receivables
Investment income receivable	160,697	339,657
Receivable for investments sold	1,344,665	438,806
Contribution receivable	4,351,645	5,502,293

Total receivables	5,587,007	6,280,756

Total assets	579,646,482	417,992,685

Liabilities
Accrued administrative expenses	408,380	603,060
Payable for investments purchased		1,664,483

Total liabilities	408,380	2,267,543

Net assets available for benefits	$579,238,102	$415,725,142

The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002

Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$157,687,772	$(141,909,776)
Interest and dividends	9,180,997	8,656,558

	166,868,769	(133,253,218)

Contributions
Participant	45,587,175	49,813,494
Employer	16,644,095	24,397,496

	62,231,270	74,210,990

Total additions	229,100,039	(59,042,228)

Deductions
Payment of benefits	62,771,998	71,464,560
Administrative expenses	2,815,081	4,440,761

Total deductions	65,587,079	75,905,321

Net increase (decrease)	163,512,960	(134,947,549)

Net assets available for benefits
Beginning of year	415,725,142	550,672,691

End of year	$579,238,102	$415,725,142

The accompanying notes are an integral part of these financial statements.

IKON Office Solutions, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.   Description of the Plan

      The following description of the IKON Office Solutions, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

      The Plan is a defined contribution plan covering all regular full-time and part-time nonunion employees, as defined by the Plan, of IKON Office Solutions, Inc. (the "Company") and its domestic subsidiaries which adopt the Plan.

      The IKON Office Solutions, Inc. Common Stock Fund is designated as an Employee Stock Ownership Plan ("ESOP") under the provisions of the Internal Revenue Code. Accordingly, participants are allowed to elect to reinvest dividends in IKON common stock or receive a cash payment. Additionally, any dividends that are reinvested in IKON common stock are fully vested.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration

      The Plan is administered by the IKON Office Solutions, Inc. Retirement Plans Committee (the "Committee"). State Street Bank and Trust Company is the trustee (the "Trustee") of the Plan and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. Recordkeeping of the Plan is performed by Hewitt Associates LLC.

     Contributions

      Each year, participants my contribute up to 16% of their annual base pay plus commissions ("Compensation"), as defined by the Plan, in multiples of 1% except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Effective January 1, 2003, the Company contributes an amount equal to one-half of the first 6% of the Compensation that a participant contributes to the Plan. Prior to January 1, 2003, the Company contributed an amount equal to two-thirds of the first 6% of the Compensation that a participant contributed to the Plan. Employees who have attained the age of 55 may redirect matching contributions to, and invest new matching contributions to any of the other available investment options. Effective November 1, 2002, participants who have been IKON employees for twenty-four months may elect to redirect matching contributions in their accounts to, and invest new matching contributions in any of the other available investment options. Effective July 1, 2004, all employees may redirect matching contributions made to their account, regardless of the length of their employment. The Company funds the matching contribution quarterly to participants employed or absent on qualified leave on the last day of the calendar quarter. There is a one-year eligibility waiting period for Company matching contributions for new employees.

     Participant Accounts

      Each participant's account is credited with the participant's contributions and an allocation of (a) the Company contributions and (b) Plan earnings and charged with an allocation of administrative expenses, if any. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

      Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching portion of their accounts plus actual earnings thereon is based on the following:

Years of service	Vesting
Less than 2 years	0%
2 years	25%
3 years	50%
4 years	75%
5 years	100%

      Participants are also fully vested in the Company's matching portion upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death. Pursuant to the ESOP designation, participants are fully vested in dividends on IKON common stock.

     Investment options

      Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following nine investment options.

•	IKON Office Solutions, Inc. Common Stock Fund
•	Bank of America Small-Cap Equity Fund
•	American Funds Group EuroPacific Growth Fund
•	Dodge & Cox Balanced Fund
•	PBHG Growth Fund
•	PIMCO Total Return Fund
•	Vanguard Institutional Index Fund
•	Vanguard Windsor II Fund
•	INVESCO Stable Value Fund

     Participant Loans

      Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed 5 years; however, loan terms may extend up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest, which is set in the month the loan is made, at the prime lending rate as published in the Wall Street Journal on the last Wednesday of the month plus 1%. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits

      Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination, or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Participants under the age of 59-1/2 may make withdrawals from their accounts only from after-tax salary deferral contributions. Participants under the age of 59-1/2 who have participated in the Plan for at least five years may make withdrawals from their accounts derived from employer matching contributions and earnings thereon. Participants under the age of 59-1/2 who have not participated in the Plan for five years may make withdrawals of all or any portion of their vested interest derived from employer matching contributions which have been held by the Plan for at least two full plan years. Any portion of vested assets may be withdrawn by participants in the case of personal financial hardship upon approval of the plan administrator. After reaching age 59-1/2 participants may make withdrawals of any portion of their vested assets at any time without regard to financial hardship. Participants who terminate their employment with a balance of less than $5,000 may receive a direct lump-sum payment or rollover their balance into an eligible retirement plan. Participants under the age of 59-1/2 who terminate their employment with a balance greater than $5,000 may continue to maintain their account within the Plan, receive a direct lump-sum payment, or rollover their balance into an eligible retirement plan. Participants who take withdrawals before reaching age 59-1/2 may be subject to penalties and taxes.

     Forfeitures

      During the years ended December 31, 2003 and 2002, $1,029,718 and $2,487,355, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. Such forfeited amounts were used to reduce employer remittance of employee contributions. At December 31, 2003 and 2002, there was $17,850 and $14,565, respectively, of forfeited nonvested amounts.

     Plan Expenses

      Expenses incurred in connection with the administration of the Plan are paid by the Plan, such as recordkeeping, trustee, administrative, and professional fees.

2.   Significant Accounting Policies

     Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting.

     Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Common Stock fund is valued at net unit value which is based upon the quoted market price of common stock and the value of cash and cash equivalents held for liquidity purposes. Participant loans are valued at cost which approximates fair value. Common/collective funds are valued at net unit value as determined by the Trustee. Other investments are valued at net unit value as determined by fund administration.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Net appreciation (depreciation) on investments represents the sum of the change in the difference between year-end market value and cost and the difference between the proceeds received and the cost of investments sold.

     Payment of Benefits

      Benefits are recorded when paid.

     Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.   Investments

      The following investments represent 5% or more of the Plan's net assets:

December 31, 2003
IKON Office Solutions, Inc. Common Stock Fund (note 4)	$ 280,679,816
INVESCO Stable Value Fund	81,093,224
Vanguard Institutional Index Fund	69,520,522

December 31, 2002
IKON Office Solutions, Inc. Common Stock Fund (note 4)	$ 189,491,458
Vanguard Retirement Savings Trust II	82,371,236
Vanguard Institutional Index Fund	50,646,113

      During the years ended December 31, 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Registered investment companies	$ 36,651,388	$ (25,278,791)
Common stock	117,915,108	(116,630,985)
Other investments	3,121,276

	$ 157,687,772	$ (141,909,776)

4.   Nonparticipant-Directed Investments

      Employer matching contributions are made in IKON common stock invested in the IKON Office Solutions, Inc. Common Stock Fund. Employer matching contributions are nonparticipant directed and may only be redirected to the other available investment options by the participants as described in Note 1. Information about significant components of the changes in net assets of the IKON Office Solutions, Inc. Common Stock Fund, which includes both the nonparticipant directed portion of investments and the participant directed portion of investments, is as follows:

	2003	2002

Beginning Net Assets	$ 192,344,516	$ 324,870,513
Changes in net assets
Net appreciation (depreciation) in fair value of investments	117,915,108	(116,630,985)
Dividends	4,168,684	4,298,312
Contributions	30,695,638	34,075,014
Payment of benefits	(23,528,485)	(33,206,189)
Administrative expenses	(1,451,253)	(2,319,435)
Transfer to other investment options	(36,718,270)	(18,742,714)

	91,081,423	(132,525,997)

Ending Net Assets	$ 283,425,938	$ 192,344,516

5.   Related Party Transactions

      The Pyramid Directed Account Cash Fund, which is included in various investment options, is managed by Deutsche Bank Trust Company Americas, which served as the Custodian and Trustee of the Plan until June 30, 2003, when it sold its global custody business to State Street Bank Trust Company, the current Custodian and Trustee of the Plan. In addition, the Plan offers an investment in the IKON Office Solutions, Inc. Common Stock fund as an investment option. The transactions in these investments are party-in-interest transactions, which are exempt from prohibited transaction rules.

6.   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   Differences Between Financial Statements and Form 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500:

	2003	2002

Net assets available for benefits per the financial statements	$ 579,238,102	$ 415,725,142
Amounts allocated to withdrawing participants	(1,507,902)	(449,639)

Net assets available for benefits per Form 5500	$ 577,730,200	$ 415,275,503

      The following is a reconciliation of benefits paid to participants for the year ended December 31, 2003 per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$ (62,771,998)
Add: Amounts allocated to withdrawing participants at December 31, 2003	(1,507,902)
Less: Amounts allocated to withdrawing participants at December 31, 2002	449,639

Benefits paid to participants per Form 5500	$ (63,830,261)

      Amounts allocated to withdrawing participants are recorded on the Plan's Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

8.   Tax Status

      The Internal Revenue Service has determined and informed the Company by a letter dated September 20, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter as disclosed in Note 1. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

IKON Office Solutions, Inc. Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Form 5500, Schedule H, Part IV, Line 1	Schedule I
December 31, 2003	EIN# 223739194

Identity of Issue	Investment Type	Cost	Current Value

IKON Office Solutions, Inc. Common Stock Fund **	Common Stock	$ 223,290,051	$ 280,679,816
American Funds Group EuroPacific Growth Fund	Registered Investment Company		24,147,666
Dodge & Cox Balanced Fund	Registered Investment Company		11,118,318
INVESCO Stable Value Fund	Registered Investment Company		81,093,224
PBHG Growth Fund	Registered Investment Company		28,950,453
PIMCO Total Return Fund	Registered Investment Company		17,832,726
Vanguard Institutional Index Fund	Registered Investment Company		69,520,522
Vanguard Windsor II Fund	Registered Investment Company		19,519,720
Pyramid Directed Account Cash Fund *	Registered Investment Company		4,003,891
Bank Of America Small-Cap Equity Fund	Registered Investment Company		19,447,977
Participant Loans	Interest rates ranging from 5.0% to
	10.5%, maturing between January 1,
	2004 and January 1, 2019		17,475,162

			$ 573,789,475

*   Party-in-interest.

**   Party-in-interest. Employer contributions included in this fund are nonparticipant-directed as employer matching contributions made in IKON common stock

IKON Office Solutions, Inc. Retirement Savings Plan
Schedule of Reportable Transactions *
Form 5500, Schedule H, Line 4j	Schedule II
December 31, 2003	EIN# 223739194

Identity of Parties Involved	Description of Assets	Number of Purchases	Number of Sales	Purchase Price	Selling Price	Cost of Asset	Net Gain

IKON Office Solutions, Inc. **	Common Stock	9	82	$ 5,448,579	$ 25,069,803	$ 18,970,893	$ 6,098,910
Pyramid Office Account Cash Fund	Money Market
	Fund	214	193	64,745,989	62,597,161	62,597,161	-

*   Series of nonparticipant directed transactions in excess of 5% of the current value of the Plan's assets as of January 1, 2003 as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulation for Reporting and Disclosure under ERISA.

**   Employer contributions included in this fund are nonparticipant-directed as employer matching contributions made in IKON common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 30, 2004	/s/ ALLISTER H. MCCREE, JR. Allister H. McCree, Jr. Plan Administrator